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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER

                                    0-5474

                                 CUSIP NUMBER

                                  6568630-10-7

(Check One)

[_] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [X] Form 10-Q and Form 10-QSB [_] Form N-SAR

For Period Ended: March 31, 2001
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[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

Read Attached Instruction Sheets Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

Full Name of Registrant: North American Gaming and Entertainment Corporation
                         -------------------------------------------------------
Former Name if Applicable:-_____________________________________________________
Address of Principal Executive Office (Street and Number):13150 Coit Road,
                                                          ----------------------
                                                          Suite 125
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City, State and Zip Code: Dallas, Texas 75240
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Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report on portion thereof could not be filed within the prescribed period:

     The Company has not been able to obtain financial information from a third party in which the Company holds a minority equity interest, and, therefore, the Company has not been able to complete its preparation of the Form 10-QSB.

Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Mike Parsons    (972)4?9-8311
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     (Name)          (Area Code)/(Telephone Number)

     (2) Have all other periodic reports required under section 13 of 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes        [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes        [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a net loss for the three months ended March 31, 2001 compared to net income of $250,475 reported for the three months ended March 31, 2000. The anticipated difference is primarily due to realized losses from the sale of securities of $85,758 during the three months ended March 31, 2001 compared to realized gains from the sale of securities of $357,528 during the three months ended March 31, 2000. A reasonable estimate of the net loss for the three months ended March 31, 2001 and thus the quantitative change cannot be made, as the Company does not yet have complete information to report earnings from its equity investment in gaming operations.

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North American Gaming and Entertainment Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                        NORTH AMERICAN GAMING AND
                                        ENTERTAINMENT CORPORATION

Date: May 15, 2001                      By:   /s/ E.H. Hawes, II
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                                              E. H. Hawes, II, Chief Executive
                                              Officer